INVEST IN **CONTRACTOR+**

The collaborative platform for contractors


CONTRACTOR PLUS
REDEFINING CONSTRUCTION:
INVEST IN A FUTURE BUILT ON COLLABORATION
Trusted By 35,000+ Contractors!
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contractorplus.app Orlando, FL

Technology | B2B | SaaS | Mobile Apps | Infrastructure & Construction

Featured Investors

Teel Mountain Capital | Mike Demler | Aasheesh Upadhyaya | **Hemdeep Dulthummon**



Hemdeep Dulthummon

Syndicate Lead

Invested in Clockwork, Atom Limbs and 23 others

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2 followers

I have high confidence that my investment in this round can return at least a 10x within 5 years.* My confidence stems from a thorough due diligence process, which involved close collaboration with the founders to comprehend the roadmap, rigorous analysis of projections via a bottoms-up financial model, competitive landscape assessment, and proactive risk mitigation strategies.Key factors informing our analysis include:- Large and Growing Market ($60B+): The contractor industry presents a sizable and expanding market, with ample opportunities for growth. Even capturing a modest share of this market could propel Contractor+ to a $100M valuation. Additionally, the platform has the potential to address the industry's skilled labor shortage, further enlarging its market potential.- High Value Proposition: Contractor+ offers compelling value propositions to its target customers. The platform's tools deliver significant benefits at a low cost, translating to high ROI and minimal barriers to entry. Leveraging a strategic approach of hiring top talent in India at competitive salaries allows Contractor+ to maintain low overheads while delivering exceptional value until it has captured a significant share of the market.- Network Effect: The platform's network effect fosters exponential growth and establishes a formidable competitive advantage once critical mass is achieved. This virtuous cycle accelerates user adoption and

engagement, enhancing Contractor+'s market position and sustainability.- Strong Founders: The founders possess extensive domain expertise and a track record of success in both the contractor industry and platform development. Their deep understanding of market dynamics, coupled with their entrepreneurial acumen, positions Contractor+ for long-term success. Furthermore, they have been operating in a scrappy manner and have achieved a lot with the small amount of capital raised so far.In summary, Contractor+ embodies a compelling investment opportunity, poised for substantial growth and market leadership. With a robust foundation, strong value proposition, and visionary leadership, I am confident in our ability to realize significant returns on our investment within a relatively short timeframe.**NOTE: Forward-looking projections cannot be guaranteed.

Invested $10,000 this round & $1,378 previously

Highlights

1. $360K Annual Run Rate Revenue, 85%+ Gross Margins, 162% YoY growth
2. Multiple Revenue Streams: Subscriptions, Payment Facilitation, Financing, Insurance Referrals & more
3. $60B market opportunity with a CAGR of 19%
4. Available on all platforms with native applications for Web, iOS and Android Phones & Tablets
5. Partnerships & integrations with Thumbtack, Intuit Quickbooks, 1build, CompanyCam, 1build & Square
6. Patent-pending Contractor+ Assistant AI & Strategic network effects for exponential growth
7. $24K MRR, $6k monthly one-time revenue. 40k free users, 5500 MAUs, 800+ active paying customers
8. Previous investors include executives at Google, Meta, Intel, Amazon and CACI

Our Team



Justin Smith CEO

Justin grew up working with his mother, a licensed contractor in Central Ohio. He started his first business at 13 (Verta.net), began his career as a web developer, and managed a handyman business with 35 employees for 7 years.

I recognized the need for a solution like this while managing 800 properties and operating a handyman company. I grew up with a mother who's a licensed contractor. I've experienced first hand as a contractor what needs improved.

needs improved.



Roshan Sethia CTO

Roshan managed an IT servicing business for 10 years. He met Justin in 2009, where they collaboratively built an SEO software startup that was later acquired by WebDev.com. They've worked together since.



Liam Bowers Board Member

Liam is an expert in cybersecurity, defense and technology. He served as co-founder & CEO of Bluestone Analytics, where he led the company to a successful exit to CACI. His expertise now guides our strategic direction as a board member.



Charlie O'Brien Business Development

Charlie conducts demos with prospective customers, manages our ongoing cold outreach campaigns, and win-back / customer retention initiatives. He also serves as a SCRUM manager, managing our daily standup and helping move our projects along.



Michael Fied Strategic Advisor

Michael is a tried and true entrepreneur. He is the founder and CEO of the definitive name in Web Development - WebDev.com. He acquired a business from Justin and Roshan in 2012, and has advised and collaborated with the team since.



Ryan Pineda Strategic Advisor

Ryan has flipped over 550 properties and owns over 500 rentals. He has an intimate understanding of how contractors and REI's network. He now advises and educates real estate entrepreneurs and creators through Future Flippers and Wealthy Creator.



Brandon Schlichter Strategic Advisor

Brandon is well known as the creator behind Investment Joy, with a collective 5.5m followers in the real estate and investment niche. He has 170+ doors and 5 successful businesses, including laundromats, car washes, and even the local newspaper!

🚀 Join us in disrupting the $60B contractor space.

Have questions before investing? Schedule a meeting,


High Performer
Americas
WINTER 2024
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CATEGORY LEADERS
2023
Contractor+
The Collaborative Platform For Home Service Contractors
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TEAM OF 24 IN OHIO, VIRGINIA, FLORIDA & INDIA









JUSTIN SMITH
CEO

ROSHAN SETHIA
CTO

Forbes CEO TECH TIMES Disrupt INDIA TODAY LA WEEKLY



USERS
MONTHLY ACTIVE USERS
5,500
PAID SEATS
1,050
USERS
40000
35000
30000
25000
20000
15000
10000
5000
0
Jan '21 Mar '21 May '21 Jul '21 Sep '21 Nov '21 Jan '22 Mar '22 May '22 Jul '22 Sep '22 Nov '22 Jan '23 Mar '23 May '23 Jul '23 Sep '23 Nov '23 Jan '24E



REVENUE
MRR
$24K
Non-Recurring
$6k
MoM Growth
12%
Validated customer acquisition strategy
$26,000
$21,000
$16,000
$11,000
$6,000
$1,000
Jan '21 Apr '21 Jul '21 Oct '21 Jan '22 Apr '22 Jul '22 Oct '22 Jan '23 Apr '23 Jul '23 Oct '23 Jan '24
MRR
One-time revenue

PROBLEM

MOST CONTRACTORS CANNOT SCALE BEYOND ~$2M/YEAR.

X. Sales & admin processes are time consuming & inefficient

X. No affordable collaborative solutions available

X. Existing solutions are either too limited or too expensive

ONE APP



EVERYTHING CONTRACTORS NEED TO

UNITE THEIR TEAMS,
SAVE TIME,
IMPRESS THEIR CLIENTS,
AND GROW THEIR BUSINESS.



See Contractor+ In Action:


Contractor+ App
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IMPACT.

ACTIONABLE & EFFICIENT DASHBOARD


Statistics
Jobs
#8
In Progress
Estimates
$152k
Pending Approval
Invoices
$80k
Partially Paid
Leads
#2
All Leads
Payments
$16k
Stripe
Time
#11
Weeks
Mileage
#22
Miles
Current Actionable Items
All Items
Emails
Calls
SMS
Tasks
Payments
Estimates
Reminders
Referrals
Jobs
Version 7.13.1 Released
Install Update
Jon Doe Approved Estimation for 123 Main Street 16/25
Generate Invoices
Snooze
Done
New Lead (Frank Venice) From Dummy2C / (25) Application Sent Dummy2C / (25) Application Sent
Select Action
Job at 5213 Noname Street Marked as Complete By Larry Page
Gross Revenue Chart
Monthly
Weekly
Quaterly
Daily
Time Clock
Active Employees
Active Jobs
14
03
02
25
03
Clock In
Open Time Clock
Today's Schedule
View Schedule
Live Map
Currently Driving
On Job Site
Total Miles Logged
02
03
31.4 Miles
Open Live Map
Payments


Payments Received
7 Payments
$15,663.22
Electrician
Charles...
Landscaping

NEXT-LEVEL ESTIMATING


Create Amazing Estimates in Contractor+
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Kitchen Work
Drywall 76x43 On 6/12 in. Wall
$2,32,300.00
Add Markup
16.58
$236,300.00
Cancel
Done
Local Store Pricing
+ Add Manually
Convert The Amount To Positive / Negative
Material Name
6,000
Sq. Ft.
1,370.00
$0.00
3M Black Coating 4/10 Paint 2L can plastic & tins & 0.1 g #0 Black
$232,300.00
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RELATIONSHIP MANAGEMENT


Jaxson Herwitz
All Activity
Contacts
Properties
Estimates
Invoices
Work Orders
Payments
Statement
Contracts
Post Inspections
Jobs
Expenses
New Note
Email
SMS
Call
Send
Send Later
Save Draft
October 2022

JOB & PROJECT MANAGEMENT


JOB-00125
Phases & Tasks
Design & Planning
Excavation & Foundation
Framing
Ceramic Tiles Work
Setting Roof Work

AI GENERATED WEBSITES


STANDING LITES INC


ProClean
HOME
SERVICES
ABOUT US
LOCATIONS
CONTACT
Unmatched Commercia
Cleaning Services in Buffal
Your #1 solution for total disinfection and immaculate
SCHEDULE AN ESTIMATE
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Our team is extensively traine
experienced in COVID-19 com
building disinfection
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The Leading Home and Commercial Services Contractor in Texas, Kansas, and Louisiana
Providing exceptional workmanship and customer service from start to finish.
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No cost, zero commitments

VALUE PROP & COMPETITIVE LANDSCAPE

Contractor+ Module	Cost	Contractor+	Service Titan	Jobber	Joist
Team Collaboration	Slack	✓	✓	✓	✗
Business Website	WIX	✓	✗	✗	✗
CRM	Close	✓	✗	✗	✗
Contract Automation	DocuSign	✓	✓	✗	✗
Project/Job Mgmt.	Asana	✓	✓	✓	✗
Timesheet & Expense	Harvest	✓	✓	✓	✗
Dispatching & Routing	BeeLineRoutes	✓	✓	✓	✗
Scheduling	ConnectTeam	✓	✓	✓	✗
Cost Estimating	Xactremodel	✓	✗	✗	✗
Subcontractor Collab.	PlanHub	✓	✗	✗	✗
Marketing Automation	MailChimp	✓	✗	✗	✗
Inventory Mgmt.	Sortly	✓	✓	✗	✗
Asset Mgmt.	Tenna	✓	✗	✗	✗
Total for 5 Users:	$4700	$145/mo	$4,500	$345	Limited to 1

MARKET

Field Service MGMT 19.2% CAGR
Contractor MGMT 12.75% CAGR


TAM
$60B
Global adoption of our platform. Assuming we capture the entire market.
SAM
$5B
~60% of Field Service U& Construction Companies in Americas & Europe using software in their business.
SOM
$307M
4% Market Share in Americas & Europe with 80% free and 20% paid users.

INVESTMENT OPPORTUNITY

CONTRACTOR+ IS **RAISING $1.5M** VIA CONVERTIBLE NOTE

This Round Will Enable Contractor+ To:

- ACCELERATE PRODUCT ROADMAP
- SCALE USER ACQUISITION

$100K MRR
WITHIN 12 MONTHS*



TERMS

VALUATION: $8.1M
DISCOUNT: 25%
INTEREST RATE: 9.75%

HOW WE'LL USE THE FUNDS

MARKETING: $625,212 (40%)
SALES: $304,167 (20%)
INCREASE IN OVERHEAD (IP, FEES): $162,500 (10%)
INCREASE IN ENGINEERING COSTS: $240,000 (16%)
SUSTAIN CURRENT BURN: $216,000 (14%)

Our Customers Love Us

Scott Azure from Rands Mechanical Uses Contractor+


Rands Mechanical Is Using Contractor Plus App to manage ...
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Brandon & Ashley Geiger from Rushville Restorations uses Contractor+


Rushville Restorations Uses Contractor+ For Scheduling, Es...
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Justin McNichols from TPB Construction uses Contractor+


iCare Lawn Care & Landscaping uses Contractor+ For Job ...
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HELP US GIVE CONTRACTORS
SUPERPOWERS.



LET'S CONNECT

JUSTIN SMITH | CEO@CONTRACTORPLUS.APP

Forward looking projections cannot be guaranteed.